April 11, 2012

Via EDGAR

Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F St. Street, NE

Washington, D.C. 20549

Re:	CubeSmart
CubeSmart, L.P.
Annual Report on Form 10-K
Filed February 29, 2012
File No. 001-32324

Dear Ms. Gowetski:

Reference is made to the Staff’s comment letter to Timothy M. Martin, Chief Financial Officer of CubeSmart and CubeSmart, L.P. (collectively, the “Company”), dated March 28, 2012, regarding the above-referenced filing (the “Comment Letter”).  This letter responds to the Staff’s comments. The responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

General

1.                                      In future period filings, please disclose the amount sold of securities sold under your “at the market” program, as well as the average price and/or gross proceeds, net proceeds or expenses or commissions, use of proceeds, and amount remaining in the program, as applicable.

Response:  In response to the Staff’s comment, we will, in our future filings, provide the more detailed disclosure requested with respect to our “at the market” program.

Our Facilities, page 25

2.                                      We note the annual rent per occupied square foot disclosed on page 32 is determined by dividing the aggregate rental revenue for each twelve-month period by the average of the month-end occupied square feet for the period.  We note that rental revenue includes customer rental revenues, access, administrative and late fees and revenues from auctions.  Please tell us the portion of rental revenue derived from access, administrative and late fees and revenues from auctions.  In future filings, please revise to clarify (i) what you mean by access fees and revenues from auctions and (ii) whether annual rent reflects the impact of promotional discounts or concessions.

Response:

In our future filings, we will provide additional information regarding the portion of rental revenue derived from the ancillary sources identified in the Staff’s comment.  For the twelve-month period ended December 31, 2011, the revenues derived from all of these ancillary sources aggregated $11.5 million, representing 5.1% of our total revenues for the year.  In future filings, we will remove reference to “access fees” (which are fees paid by customers to access a facility after hours) and to “revenues from auctions” (which are fees accrued on a delinquent customer’s account in conjunction with the listing for auction of such customer’s goods in storage).  Individually and collectively, these items represent an insignificant component of rental revenue.  In addition, in our future filings we will clarify that promotional discounts or concessions reduce rental income over the promotional or concession period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

3.                                      In future periodic filings, please disclose historical same store occupancy and average market rents trends, including the impact of concessions such as free rents.

Response: In response to the Staff’s comment, we will expand our “same store” disclosure in our future filings to include: (i) the weighted average occupancy percentage of our same store facilities over the entire period presented as well as at the end of the period presented and (ii) realized rent per occupied square foot for the period presented as well as in-place annual rents per occupied square foot as of the end of the period presented, together with appropriate disclosure of these terms.  Our disclosure will clarify, as applicable, the exclusion of promotional discounts or concessions.  In addition, we will include additional disclosure as may be necessary or appropriate to enhance investor understanding of average market rent trends, including the impact of promotional concessions such as free rents.

4.                                      You state on page 45 that you consider your same-store portfolio to consist only of those facilities owned and operated on a stabilized basis at the beginning and at the end of the applicable years presented.  Please quantify those facilities that were not considered owned and operated on a stabilized basis and tell us the reasons such facilities were not considered owned and operated on a stabilized basis.  In addition, please clarify when you consider a facility to be operated on a stabilized basis, such that a development or acquired property would be added to the same-store pool.

Response:  In our analysis of operating results, particularly to make comparisons of net operating income between periods meaningful, we believe it is important to provide information for properties that were stabilized and owned by us throughout each period presented.  In response to the Staff’s comment, we will clarify that we consider a property to be stabilized once it has achieved an occupancy rate representative of similar self-storage assets in the respective markets for a full year measured as of the most recent January 1 or has otherwise been placed in-service and has not been significantly damaged by natural disaster or undergone significant renovation.  We did not have any such lease-up or damaged properties in our non-same-store portfolio as of December 31, 2011, and all of our non-same-store properties as of December 31, 2011were acquired by us in 2010 or 2011.

In responding to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy M. Martin

Timothy M. Martin
Chief Financial Officer